April 6, 2021

VIA EDGAR

DeCarlo McLaren
Christina DiAngelo-Fettig
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Touchstone Strategic Trust (the “Trust”)
File Nos. 333-254052
Registration Statement on Form N-14

Dear Mr. McLaren and Ms. DiAngelo-Fettig,

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 31, 2021 from (1) DeCarlo McLaren of the disclosure staff (the “Disclosure Staff”) of the Securities and Exchange Commission (the “SEC”) and (2) Christina DiAngelo-Fettig of the accounting staff (the “Accounting Staff”) of the SEC, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of each Acquiring Fund, each a series of the Trust, as set forth in the table below, in connection with the reorganization of each Target Fund into the respective Acquiring Fund, as set forth below (each, a “Reorganization”). The Registration Statement was filed with the SEC on March 9, 2021 (Accession No.: 0001398344-21-006099).

Target Fund	Acquiring Fund
AIG Active Allocation Fund, a series of SunAmerica Series, Inc.	Touchstone Balanced Fund
AIG Flexible Credit Fund, a series of SunAmerica Income Funds	Touchstone Strategic Income Opportunities Fund
AIG Focused Alpha Large-Cap Fund, a series of SunAmerica Specialty Series	Touchstone Large Cap Focused Fund
AIG International Dividend Strategy Fund, a series of SunAmerica Equity Funds	Touchstone International Equity Fund
AIG Multi-Asset Allocation Fund, a series of SunAmerica Series, Inc.	Touchstone Balanced Fund
AIG Strategic Bond Fund, a series of SunAmerica Income Funds	Touchstone Strategic Income Opportunities Fund
AIG Strategic Value Fund, a series of SunAmerica Series, Inc.	Touchstone Value Fund

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Disclosure and Accounting Staff’s comments. The Trust notes that the Disclosure and Accounting Staff contemporaneously provided comments to the registration statement on Form N-14 relating to the registration of shares of certain acquiring funds that are series of Touchstone Fund Group Trust (“TFGT”). Several of the Disclosure and Accounting Staff’s comments to the Trust’s Registration Statement also apply (i.e., are global comments) to TFGT’s registration statement. Any such global comments listed herein have been incorporated into TFGT’s registration statement and each proposal therein, as applicable.
    For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

General Comments

Comment 1: Please respond to all comments. The Fund is responsible for the accuracy and adequacy of the disclosure. Please fill in missing information and remove brackets around information provided in the Joint Proxy Statement/Prospectus and Joint Statement of Additional Information. Please apply comments to one section of the Registration Statement to other sections where applicable. In response to the Disclosure and Accounting Staff’s comments, please file a written response as correspondence on EDGAR and provide the Disclosure and Accounting Staff with a courtesy copy of the correspondence via email.

Response: The Trust has made the requested changes.

Disclosure Staff Comments

Notice of Joint Special Meeting of Shareholders - Comments

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Comment 2: In the “Notice of Joint Special Meeting of Shareholders,” the Disclosure Staff notes the chart that lists each Target Fund (and its share classes) and the corresponding Acquiring Fund (and its share classes). Please discuss the differences, if any, between the Target Funds and Acquiring Funds’ share classes (e.g., Class B shares into Class A shares).

Response: In response to the Disclosure Staff’s comment, the Trust has added the following disclosure under the abovementioned chart:

The share classes of the Target Funds are similar to the corresponding share class of the Acquiring Funds. The Target Funds’ and Acquiring Funds’ Class A shares are subject to a sales charge (load). The Target Funds’ and Acquiring Funds’ Class C shares and the Target Funds’ Class B shares are subject to a contingent deferred sales charge (load). The Target Funds’ and Acquiring Funds’ Class A and C shares and the Target Funds’ Class B shares are also subject to distribution and/or service (12b-1) fees. The Target Funds’ Class W shares and the Acquiring Funds’ Class Y shares are not subject to any sales charge (load) or 12b-1 fees. Share class selection was primarily based on shareholder eligibility requirements of each share class of both the Target Funds and the Acquiring Funds and on the presence of a distribution plan for each share class. In addition, similarities in shareholder services and expenses were considered.

Joint Proxy Statement/Prospectus - Comments

Comment 3: At the beginning of the Joint Proxy Statement/Prospectus, please explicitly state each shareholder proposal.

Response: The Trust has made the requested change.

Comment 4: Under the “Background and General Summary,” please discuss the differences, if any, between the Target Funds and Acquiring Funds’ share classes (e.g., Class B shares into Class A shares).

Response: In response to the Disclosure Staff’s comment, the Trust has added the following disclosure under the question, “How similar are the Target Funds’ and Acquiring Funds’ share classes?” under the heading “Background and General Summary”:

The share classes of the Target Funds are similar to the corresponding share class of the Acquiring Funds. The Target Funds’ and Acquiring Funds’ Class A shares are subject to a sales charge (load). The Target Funds’ and Acquiring Funds’ Class C shares and the Target Funds’ Class B shares are subject to a contingent deferred sales charge (load). The Target Funds’ and Acquiring Funds’ Class A and C shares and the Target Funds’ Class B shares are also subject to distribution and/or service (12b-1) fees. The Target Funds’ Class W shares and the Acquiring Funds’ Class Y shares are not subject to any sales charge (load) or 12b-1 fees. Share class selection was primarily based on shareholder eligibility requirements of each share class of both the Target Funds and the Acquiring

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Funds and on the presence of a distribution plan for each share class. In addition, similarities in shareholder services and expenses were considered.

Comment 5: Under the “Background and General Summary,” the Disclosure Staff notes the disclosure regarding the costs of the Reorganizations. Please supplementally (i) explain what the costs entail and (ii) provide a general breakdown of the cost allocations.

Response: The costs of the Reorganizations (other than transaction costs related to the purchase or sale of portfolio securities) are estimated to be approximately $5.25 million in the aggregate. Solicitor’s fees are expected to be approximately $2.6 million and the cost of printing and mailing proxy materials are expected to be approximately $1.9 million. Legal fees are estimated to be approximately $750,000.

Comment 6: Under the “Background and General Summary,” the Disclosure Staff notes the disclosure regarding what will happen if shareholders of one or more Target Funds do not approve the Reorganization as well as the statement that “[t]he completion of the Transaction is subject to the satisfaction or waiver of certain conditions ….” Please disclose any other material conditions, if applicable.

Response: In response to the Disclosure Staff’s comment, the Trust notes that there are no other material conditions to the completion of the Transaction. Therefore, the Trust respectfully declines to make any responses to this comment.
Comment 7: Under the “Background and General Summary,” the Disclosure Staff notes the statement that, “shareholders of the Target Funds and the other AIG funds proposed to reorganize into Touchstone funds representing a minimum amount of assets under management at closing….” Please revise and clarify the disclosure.

Response: In response to the Disclosure Staff’s comment, the Trust has revised the abovementioned disclosure as follows:

The completion of the Transaction, however, is subject to the satisfaction or waiver of certain conditions including that (1) shareholders of the AIG Focused Dividend Strategy Fund and the AIG Select Dividend Growth Fund, series of SunAmerica Series, Inc. (“Approving Funds”), whose reorganizations are discussed in a separate joint proxy/prospectus, shall have approved their respective reorganization as set forth in the Touchstone Funds Group Trust Proxy Statement (as defined below) and such Approving Funds shall have a minimum amount of assets at closing as agreed between SunAmerica and Touchstone Advisors, and (2) shareholders of the Target Funds and the other AIG funds proposed to reorganize into Touchstone funds representing a minimum amount of assets under management at the closing of the Transaction ~~as agreed between SunAmerica and Touchstone Advisors~~ shall have approved their respective reorganizations, as agreed between SunAmerica and Touchstone Advisors.

Comment 8: Under the “Background and General Summary,” the Disclosure Staff notes the statement that, “[i]f these or any other closing conditions are not satisfied, then Touchstone

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Advisors is not obligated to close the Transaction, and absent a waiver from Touchstone Advisors, none of the Reorganizations would be consummated.” If the conditions are not satisfied for one Reorganization, please revise and clarify whether the other Reorganizations would be consummated.
Response: In response to the Disclosure Staff’s comment, the Trust has revised the abovementioned disclosure as follows:

While the consummation of the Reorganization as to a Target Fund and its corresponding Acquiring Fund is not contingent upon the consummation of the Reorganization of any other Target Fund and its corresponding Acquiring Fund, if the above closing conditions, or any other closing conditions with respect to the Transaction ~~If these or any other closing conditions~~ are not satisfied, then Touchstone Advisors is not obligated to close the Transaction, and absent a waiver from Touchstone Advisors, none of the Reorganizations would be consummated. In that event, each respective Target Funds Board will consider other possible courses of action for the Target Funds. The consummation of the Reorganization as to a Target Fund and its corresponding Acquiring Fund is not contingent upon the consummation of the Reorganization of any other Target Fund and its corresponding Acquiring Fund.

Comment 9: Under the “Background and General Summary,” the Disclosure Staff notes the disclosure regarding net asset value (“NAV”) purchase privileges as well as the statement that, “[t]here are some isolated circumstances which may result in changes to NAV privileges.” Please supplementally explain (i) the “isolated circumstances” and (ii) how many shareholders are expected to be impacted.

Response: The Trust notes that the reference to “isolated circumstances” in the abovementioned disclosure pertains to, for example, AIG/SunAmerica employee accounts that will no longer have certain employee privileges after the close of the acquisition, but may qualify for other purchase privileges under other relevant rules. In addition, the Trust may also have different policies with respect to the waiver of sales loads under certain scenarios.
Comment 10: With respect to the “Shareholder Fees” tables, please include cell lines in the tables for better readability.

Response: The Trust has made the requested change.

Comment 11: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” the Disclosure Staff notes that, in footnote 4 to the Annual Fund Operating Expenses table, the “contractual expense limitation is effective through October 29, 2021.” The Disclosure Staff notes that the Acquiring Fund’s contractual expense limitation must extend for one year from the effective date of the Joint Proxy Statement/Prospectus. Please revise accordingly.

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: In response to the Disclosure Staff’s comment, the Trust notes that Footnote 4 to the Annual Fund Operating Expenses Table relates to the currently effective contractual waiver in place for Touchstone Balanced Fund. The Trust further notes that Footnote 5 to the annual Fund Operating Expenses Table relates to the contractual waiver that will be in place for Touchstone Balanced Fund effective upon the consummation of the Reorganization. This contractual waiver extends for two years following the closing date of the Reorganization, which is more than one year following the effective date of the Joint Proxy Statement/Prospectus. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 12: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” in the Average Annual Total Return tables, the Disclosure Staff notes that information for additional indices is shown. Please disclose that the information shows how the Target Fund and Acquiring Fund’s performance compares with the returns of an index of funds with similar investment objectives.

Response: The Trust has made the requested change.

Comment 13: With respect to the “Summary: Reorganization of AIG Focused Alpha Large-Cap Fund into Touchstone Large Cap Focused Fund,” the Disclosure Staff notes that the second paragraph in footnote 3 to the Annual Fund Operating Expenses tables discusses recoupments. Please (i) disclose whether the right of recoupment will survive the Reorganization and (ii) state that amounts may be recouped within three years after the occurrence of the waiver and/or reimbursement, rather than two years.
Response: The Trust will revise the disclosure to disclose that any recoupments from a Target Fund will not be carried over into the combined fund.

Comment 14: Under the heading “Target Funds Board Approval of the Reorganizations,” please disclose whether the Target Funds’ Boards of Directors or Trustees, as applicable, considered any factors that weighted against the Reorganizations.

Response: The Trust notes that the current disclosure addresses the various factors considered by the Target Funds’ Board in approving the Reorganizations, including, among other factors, differences in management fee rates and total operating expenses between certain Target Funds and their corresponding Acquiring Funds, and the anticipated realization of capital gains and transaction costs in connection with repositioning of portfolio securities for certain Funds after the Reorganizations, and respectfully submits that no additional disclosure is required.

Comment 15: Under the heading “Material Federal Income Tax Consequences,” the Disclosure Staff notes the disclosure regarding the conditions to the closing of each Reorganization including that each Target Fund and corresponding Acquiring Fund will receive an opinion from K&L Gates LLP regarding the federal tax treatment of the Reorganizations. Please clearly state that the tax-free nature of each Reorganization is a non-waivable condition of the Reorganization.

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: In response to the Disclosure Staff’s comment, the Trust has added the following to the abovementioned disclosure:

As a non-waivable condition to the closing of each Reorganization, the Target Fund and the corresponding Acquiring Fund will receive an opinion from the law firm of K&L Gates LLP substantially to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations, qualifications, and assumptions, for federal income tax purposes.

Comment 16: Under the heading “Voting Information Concerning the Special Meeting,” please remove the disclosure regarding abstentions and broker non-votes in the last paragraph. (See NYSE Rule 452.11.)

Response: The Fund notes that NYSE Rule 452.11 applies to NYSE member organizations. As the Fund is not an NYSE member organization, NYSE Rule 452.11 does not apply to the Fund.
It is the Trust’s understanding that, because broker-dealers (in the absence of specific authorization from their customers) will not have discretionary authority to vote any shares held beneficially by their customers, there are unlikely to be any “broker non-votes” at the Special Meeting. Abstentions and broker non-votes, if any, will be counted as shares present for purposes of determining whether a quorum is present, but will not be voted for or against any proposal or adjournment. In addition, uninstructed shares held by broker-dealers and not returned to the Target Fund will not be counted as shares present for purposes of a quorum and will have the effect of a vote against the proposal. The Trust believes the disclosure is necessary so that shareholders understand how their proxies will be treated at the Special Meeting. Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 17: With respect to “Exhibit A: Forms of Agreements and Plans of Reorganization,” please confirm that the Trust will file executed Agreements and Plans of Reorganization (each a “Plan” and together, the “Plans”).
Response: The Trust confirms that it will file executed Plans.
Accounting Staff Comments

Joint Proxy Statement/Prospectus - Comments

Comment 18: Under the “Background and General Summary,” the Accounting Staff notes the disclosure regarding the comparison of the Target Funds and Acquiring Funds’ fees and expenses. Please include disclosure regarding the comparison of the Target Funds and Acquiring Funds’ gross expenses.

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: In response to the Disclosure Staff’s comment, the Trust has revised the abovementioned disclosure on Page 19 as follows and will make corresponding changes to the narrative description comparing the fee table in each summary section:

As the tables below indicate, the hypothetical pro forma gross and net annual operating expenses of the Acquiring Fund after each Reorganization are expected to be lower than your fund’s net annual operating expenses for all share classes.

Comment 19: Under the “Background and General Summary,” the Accounting Staff notes the disclosure that, “[each] Target Fund will transfer all of its assets to the corresponding Acquiring Fund in exchange for (i) the Acquiring Fund’s assumption of the liabilities (other than certain excluded liabilities) of the Target Fund….” Please supplementally explain what liabilities will be excluded.

Response: Pursuant to each Plan, the Acquiring Fund will assume the “stated liabilities of the Acquired Fund accrued and reflected in the books and records and net asset value of the Acquired Fund as of the Effective Time”. The excluded liabilities are any liabilities that are not reflected in the Acquired Fund’s books and records and net asset value of the Acquired Fund as of the Effective Time (as that term is defined in the Plan).

Comment 20: Under the “Background and General Summary,” with respect to the question regarding “How similar are the Target Funds’ and Acquiring Funds’ share classes,” please consider disclosing any differences in sales loads for Class A shares, if applicable.

Response: In response to the Accounting Staff’s comment, the Trust has revised disclosure as follows:

The share classes of the Target Funds are similar to the corresponding share class of the Acquiring Funds. The Target Funds’ Class A shares are subject to a 5.75% sales charge (load) and Acquiring Funds’ Class A shares are subject to a 5.00% sales charge (load). The Target Funds’ and Acquiring Funds’ Class C shares and the Target Funds’ Class B shares are subject to a contingent deferred sales charge (load). The Target Funds’ and Acquiring Funds’ Class A and C shares and the Target Funds’ Class B shares are also subject to distribution and/or service (12b-1) fees. The Target Funds’ Class W shares and the Acquiring Funds’ Class Y shares are not subject to any sales charge (load) or 12b-1 fees. Share class selection was primarily based on shareholder eligibility requirements of each share class of both the Target Funds and the Acquiring Funds and on the presence of a distribution plan for each share class. In addition, similarities in shareholder services and expenses were considered.

Comment 21: Under the “Background and General Summary,” the Accounting Staff notes the disclosure that, “a significant portion of the portfolio securities of each Target Fund are expected to be sold following the Reorganization.” Please confirm supplementally that the disclosure and quantification of repositioning throughout the Joint Proxy Statement/Prospectus encompasses any and all repositioning in connection with a Reorganization whether it occurs before or after the Reorganization.

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: The Trust so confirms.

Comment 22: Under the “Background and General Summary,” the Accounting Staff notes the disclosure regarding who will pay the costs of the Reorganizations. Please disclose that Touchstone Advisors and SunAmerica will pay the costs of the Reorganizations whether or not the Reorganizations are consummated.

Response: The Trust has made the requested change.

Comment 23: With respect to the Annual Fund Operating Expenses tables, please confirm supplementally that the fees represent current fees in accordance with Item 3 of Form N-14.

Response: The Trust confirms that the fees represent current fees, unless otherwise noted.

Comment 24: In the narrative preceding the Annual Fund Operating Expenses tables, please also compare gross expenses whenever comparing net expenses. In addition, the Accounting Staff notes the references to the management fees paid by the Target Fund and Acquiring Fund. Where applicable, please clarify when references to the management fee are references to the effective management fee rate.

Response: The Trust has made the requested change.

Comment 25: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” in the narrative preceding the Annual Fund Operating Expenses tables, the Accounting Staff notes that the Acquiring Fund’s pro forma management fee would be 0.50% of the combined fund’s net assets. However, the Accounting Staff also notes that the Annual Fund Operating Expenses tables include a different management fee rate. Please make the disclosure consistent or otherwise disclose why the amounts are different.

Response: The Trust notes that the figure in the narrative is based on the Fund’s net assets on December 31, 2020. The management fee rate in the Annual Fund Operating Expenses table is based on the average net assets during the year ended December 31, 2020.

Comment 26: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” in the narrative preceding the Annual Fund Operating Expenses tables, the Accounting Staff notes the disclosure that, “the Target Fund is a fund of funds that invests in affiliated investment companies, and unlike the Acquiring Fund, bears acquired fund fees and expenses [“AFFE”]….” The Accounting Staff notes that the Annual Fund Operating Expenses tables show that the Acquiring Fund has minimal AFFE. Please clarify the disclosure to note the Acquiring Fund’s minimal AFFE.
Response: The Trust has revised the abovementioned disclosure as follows:

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

The higher management fee of the Acquiring Fund reflects the fact that the Acquiring Fund invests directly in securities, and to a limited extent in other investment companies, whereas the Target Fund is a fund of funds that invests in affiliated investment companies, and unlike the Acquiring Fund, bears acquired fund fees and expenses (the fees and expenses of the underlying funds in which it invests).

Comment 27: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” consider disclosing the existence of the voluntary fee waivers.

Response: The Trust notes that voluntary fee waiver arrangements are disclosed under the heading “Expense Limitation Agreements” in the Joint Proxy Statement/Prospectus. There are no other voluntary fee waiver arrangements. In response to the Accounting Staff’s comment, the Trust has reviewed the disclosure and believes that it is adequate. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 28: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” please confirm whether footnote 3 to the Annual Fund Operating Expenses tables also applies to the Acquiring Fund’s column and pro forma columns since the Acquiring Fund has minimal AFFE.

Response: The Trust notes that footnote 3 does not apply to the Acquiring Fund’s column and pro forma columns because the information for the Acquiring Fund is based on the 12-months ended December 31, 2020, not the Acquiring Fund’s fiscal year end (June 30, 2020).

Comment 29: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” the Accounting Staff notes that, in footnote 4 to the Annual Fund Operating Expenses table, the “contractual expense limitation is effective through October 29, 2021.” The Accounting Staff notes that the Acquiring Fund’s contractual expense limitation must extend for one year from the effective date of the Joint Proxy Statement/Prospectus. Please revise accordingly.

Response: In response to the Disclosure Staff’s comment, the Trust notes that Footnote 4 to the Annual Fund Operating Expenses Table relates to the currently effective contractual waiver in place for Touchstone Balanced Fund. The Trust further notes that Footnote 5 to the annual Fund Operating Expenses Table relates to the contractual waiver that will be in place for Touchstone Balanced Fund effective upon the consummation of the Reorganization. This contractual waiver extends for two years following the closing date of the Reorganization, which is more than one year following the effective date of the Joint Proxy Statement/Prospectus. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 30: With respect to the hypothetical “Expense Examples,” consider disclosing that the expenses regarding Class B shares and Class C shares assume conversion to Class A shares after eight years from the date of purchase

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: The Trust has made the requested change.

Comment 31: When identifying the accounting survivor of a Reorganization for performance purposes, please change “is expected to be the accounting and performance survivor” to “will be the accounting and performance survivor”.
Response: The Trust has made the requested change.

Comment 32: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” the Accounting Staff notes that the Average Annual Total Return table for the Touchstone Balanced Fund includes a blended benchmark. Generally, a blended benchmark is not considered a “broad-based securities market index” per Instruction 5 to Item 27(b)(7) of Form N-1A. Please explain how the blended benchmark meets the definition of a broad-based securities market index.

Response: The Trust respectfully submits that the Touchstone Balanced Fund’s blended benchmark is an appropriate broad-based securities index that reflects the flexible nature of the Fund’s multi-asset investment strategy. The Trust believes that the Fund’s blended benchmark more accurately reflects the investment objective and strategies of the Fund than the applicable benchmark’s components, which themselves are widely-recognized and broad-based securities indices that represent the asset classes within the Fund’s strategy. In addition, the Trust notes that the blended benchmarks are simple percentage allocations of the components and that no affiliated person of the Trust or its investment adviser or principal underwriter selects the securities in the component indices. Therefore, the Trust submits that no affiliated person of the Trust or its investment adviser or principal underwriter “administers” the blended benchmarks as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Mutual funds are increasingly using diverse investment strategies which, at times, have multiple distinct components and asset classes with various weightings. As a result, a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index. Further, the Trust is not aware of any guidance from the SEC or the SEC Staff indicating that that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. The SEC has stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate.”1 The Trust respectfully submits that the Fund’s use of a blended benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above.

Comment 33: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” the Accounting Staff notes the disclosure regarding whether there will be any repositioning of the portfolio in connection with the Reorganization. Please quantify the capital gains in dollars and the brokerage costs in basis points.
1 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: The Trust has revised the abovementioned disclosure as follows:
For illustration purposes only, if the Reorganization had been completed as of November 30, 2020 and the Acquiring Fund had sold 100% of the investments held in the Target Fund’s portfolio as of November 30, 2020, the resulting realized capital gains estimate would be expected to be $7,661,008 total (or $0.312 per share) of the combined fund and the spreads and other transaction costs would be expected to total approximately $49,000 in the aggregate~~,~~ (0.008%, or $.002 per share) of the combined fund, based on average transaction costs of the Acquiring Fund.

Comment 34: With respect to the “Summary: Reorganization of AIG Active Allocation Fund into Touchstone Balanced Fund,” the Accounting Staff notes the disclosure regarding whether there will be any repositioning of the portfolio in connection with the Reorganization. Please explain supplementally why the information is provided as of November 30, 2020.

Response: The Trust notes that the Asset Purchase Agreement between SunAmerica Asset Management, LLC, American International Group, Inc., Touchstone Advisors, Inc. and Western & Southern Financial Group, Inc. was executed on December 23, 2020, as amended on January 12, 2021. At that time, portfolio holdings information, as of November 30, 2020, was the most recent information available.

Comment 35: With respect to the “Summary: Reorganization of AIG Flexible Credit Fund into Touchstone Strategic Income Opportunities Fund,” please add a line above the Total Annual Fund Operating Expenses line item, so that is clear that the line items above the line are factored into the Total Annual Fund Operating Expenses.

Response: The Trust has made the requested change.

Comment 36: With respect to the “Summary: Reorganization of AIG Focused Alpha Large-Cap Fund into Touchstone Large Cap Focused Fund,” the Accounting Staff notes that the Annual Fund Operating Expenses table regarding the Class C Shares shows Total Annual Fund Operating Expenses of 2.37%, but the Financial Highlights show 2.31%. Please correct or explain the inconsistency.

Response: The Trust notes that the abovementioned inconsistency is intentional. The 2.37% figure was shown in the AIG Focused Alpha Large-Cap Fund’s prospectus’ expense table, which includes the 12b-1 fee for Class C shares of 100 bps. However, during the last fiscal year, the Fund’s distributor only spent approximately 94 bps of the 12b-1 fee, which is the reason for the 6 bps inconsistency.

Comment 37: In the event that a Target Fund has any contractual waivers and/or reimbursements made by SunAmerica that are subject to recoupment, please confirm that any recoupments from the Target Fund will not be carried over into the combined fund.

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response: The Trust confirms that any recoupments from a Target Fund will not be carried over into the combined fund.

Comment 38: With respect to the “Summary: Reorganization of AIG Multi-Asset Allocation Fund into Touchstone Balanced Fund,” in the narrative preceding the Annual Fund Operating Expenses tables, the Accounting Staff notes the disclosure that, “the Target Fund is a fund of funds that invests in affiliated investment companies, and unlike the Acquiring Fund, bears [AFFE]….” The Accounting Staff notes that the Annual Fund Operating Expenses tables show that the Acquiring Fund has minimal AFFE. Please clarify the disclosure to note the Acquiring Fund’s minimal AFFE.

Response: In response to the Accounting Staff’s comment, the Trust has revised the disclosure as follows:

The higher management fee of the Acquiring Fund reflects the fact that the Acquiring Fund invests directly in securities, and in a limited extent in other investment companies, whereas the Target Fund is a fund of funds that invests in affiliated investment companies, and unlike the Acquiring Fund, bears acquired fund fees and expenses (the fees and expenses of the underlying funds in which it invests).

Comment 39: With respect to the “Summary: Reorganization of AIG Multi-Asset Allocation Fund into Touchstone Balanced Fund,” consider disclosing the existence of the voluntary fee waivers.

Response: The Trust notes that voluntary fee waiver arrangements are disclosed under the heading “Expense Limitation Agreements” in the Joint Proxy Statement/Prospectus. There are no other voluntary fee waiver arrangements. In response to the Accounting Staff’s comment, the Trust has reviewed the disclosure and believes that it is adequate. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 40: With respect to the “Summary: Reorganization of AIG Multi-Asset Allocation Fund into Touchstone Balanced Fund,” please confirm whether footnote 3 to the Annual Fund Operating Expenses tables also applies to the Acquiring Fund’s column and pro forma columns since the Acquiring Fund has minimal AFFE.

Response: The Trust notes that footnote 3 does not apply to the Acquiring Fund’s column and pro forma columns because the information for the Acquiring Fund is based on the 12-months ended December 31, 2020, not the Acquiring Fund’s fiscal year end (June 30, 2020).

Comment 41: With respect to the “Summary: Reorganization of AIG Multi-Asset Allocation Fund into Touchstone Balanced Fund,” the Accounting Staff notes that the Average Annual Total Return table for the Touchstone Balanced Fund includes a blended benchmark. Generally, a blended benchmark is not considered a “broad-based securities market index” per Instruction 5

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

to Item 27(b)(7) of Form N-1A. Please explain how the blended benchmark meets the definition of a broad-based securities market index.

Response: Please see the Trust’s response to Accounting Comment #15 (Comment #32) above.

Comment 42: Under the heading “Agreements and Plans of Reorganization,” the Accounting Staff notes the disclosure that, “[w]ith respect to each Reorganization of a Target Fund into the Shell Fund, the Plan provides that the initial [NAV] of each share class of each Acquiring Fund will be equal to the [NAV] of the corresponding class of shares of the corresponding Target Fund….” For Shell Funds with two Target Funds, please specify that the initial NAV of each share class of each Shell Fund will be equal to the NAV of the corresponding class of shares of the corresponding Target Fund that is the accounting survivor.
Response: The Trust has made the requested change.

Comment 43: Under the heading “Agreements and Plans of Reorganization,” the Accounting Staff notes the disclosure that, “[a]s of the date of this Joint Proxy Statement/Prospectus, the parties do not expect any material pricing differences to arise.” Please confirm that there are no material pricing differences.

Response: The Trust confirms that there are no material pricing differences.

Comment 44: Under the heading “Pro Forma Capitalization,” with respect to Reorganizations involving more than one Target Fund, please disclose that the Reorganizations are not contingent upon each other and that results may vary.

Response: The Trust has made the requested change.

Comment 45: Under the heading “Pro Forma Capitalization,” consider including a blank column for the Shell Funds’ capitalization pre-Reorganization, where applicable.

Response: The Trust has made the requested change.

Comment 46: Under the heading “Expense Limitation Agreement,” please consider disclosing that any recoupments from a Target Fund will not be carried over into the combined fund.

Response: The Trust has made the requested change.

Comment 47: Under the heading “Other Service Providers,” please confirm supplementally that the Trust will include applicable change in accountant disclosure. (See IM-DCFO 1998-04 Change in Independent Public Accountants.)

Response: The Trust confirms that it will include applicable change in accountant disclosure.

Joint Statement of Additional Information - Comments

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Comment 48: Under the heading “Supplemental Financial Information,” the Accounting Staff notes the disclosure that, “[t]he Reorganization will not result in a material change to any Target Fund’s investment portfolio due to the investment restrictions of the corresponding Acquiring Fund, except for the AIG Active Allocation Fund and AIG Multi-Asset Allocation Fund.” Because the Reorganizations will result in material changes to the portfolios of AIG Active Allocation Fund and AIG Multi-Asset Allocation Fund, please include appropriate schedules of investments.

Response: Upon further review, the Trust has determined that the disclosure regarding AIG Active Allocation Fund and AIG Multi-Asset Allocation Fund is not applicable and has removed the disclosure.

Comment 49: Under the heading “Supplemental Financial Information,” the Accounting Staff notes the disclosure that, “[n]otwithstanding the foregoing, following the Reorganization, changes to the Acquiring Fund’s portfolios are expected to be made.” Please consider disclosing the approximate percentage of securities to be sold.

Response: In response to the Accounting Staff’s comment, the Trust notes that it believes that the disclosure is adequate and accurate and, therefore, respectfully declines to make any changes in response to this comment.
*    *    *    *    *

The Trust, on behalf of the Acquiring Funds, intends to file a definitive Joint Proxy Statement/Prospectus pursuant to Rule 497 of Regulation C that will reflect the above responses to the Disclosure and Accounting Staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Meredyth Whitford-Schultz, Esq.
Counsel to the Trust
Clair E. Pagnano, Esq.
    Partner, K&L Gates LLP

K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com